(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	June 9, 2009

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Fixed-Income Trust (the trust):

Fidelity Commodity Return Fund
Fidelity Series Commodity Return Fund
Fidelity Series Global ex U.S. Index Fund
Fidelity Series Inflation-Protected Bond Index Fund
Fidelity U.S. Bond Index Fund (the funds)

File Nos. 002-41839 and 811-02105
Post-Effective Amendment No. 124

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 124 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated April 1, 2007 and February 1, 2009, is maintained at the offices of the trust.

This filing serves to register Fidelity Commodity Return Fund, Fidelity Series Commodity Return Fund, Fidelity Series Global ex U.S. Index Fund, and Fidelity Series Inflation-Protected Bond Index Fund as new series of the trust and also serves to register a new class of shares, Class F, of Fidelity U.S. Bond Index Fund and includes the Prospectuses and Statement of Additional Information (SAI) for the funds. The funds may be marketed through banks, savings and loan associations, or credit unions.

Please note that the cover page of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of August 23, 2009. We request your comments by July 9, 2009.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Kelly P. Smith
Kelly P. Smith
Legal Product Group